Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, Texas 75201
Direct Dial (214) 922-4156
Direct Fax (214) 922-4144
lhardenburg@hallettperrin.com

June 6, 2005

U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0303	Copies sent via Fax and Federal Express

Attn:	Ms. Rebekah J. Toton Mr. Mark P. Shuman

RE:	Viseon, Inc. (File No. 00-27106)
Post Effective Amendment No. 1 to Form SB-2
Filed May 16, 2005 (File No. 333-115221)
Form 10-KSB for the Fiscal Year Ended June 30, 2004
Form 10-QSB for the Fiscal Quarter Ended September 30, 2004
Form 10-QSB for the Fiscal Quarter Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Ladies and Gentlemen:

      On behalf of Viseon, Inc., a Nevada corporation (the “Company”), we are responding to the comment letter, dated June 2, 2005, delivered by the Securities and Exchange Commission (the “Commission”) with respect to Post Effective Amendment No. 1 to the Company’s Form SB-2 (File No. 333-115221), which was filed on May 16, 2005. For your convenience, the numbered paragraphs below correspond to those in the Commission’s June 2nd comment letter, and each of the comments are presented in bold face.

Form 10-KSB for the Fiscal Year Ended June 30, 2004 Item 8A. Controls and Procedures

1.	You state “[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.” However, Item 308(c) requires you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there was no change to your internal controls over financial reporting during the fiscal quarter ended June 30, 2004, that had materially affected, or was reasonably likely to materially affect, your internal controls over financial reporting..

U.S. Securities and Exchange Commission
June 3, 2005

In response to the Commission’s comment, the Company confirms that there was no change to its internal controls over financial reporting during the fiscal quarter ended June 30, 2004, that had materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting. The Company will make appropriate disclosures responsive to Item 308(c) in its future quarterly and annual reports filed with the Commission.

Forms 10-QSB for the Fiscal Quarters Ended September 30, 2004, December 31, 2004 and March 31, 2005 Item 3. Controls and Procedures

2.	We note you disclose in all three of your latest Forms 10-QSB that “due to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, there is inherently a lack of segregation of duties.” The purpose of this disclosure is unclear. Tell us if this is meant to disclose a material weakness or deficiency in your disclosure controls and procedures or to disclose a change in internal controls over financial reporting. It appears that this disclosure is meant to indicate that you considered a cost/benefit analysis as part of your evaluation as to the certitude of the effectiveness of your processes. If so, please confirm .that your disclosure controls and procedures were evaluated at a reasonable assurances level and that your conclusion as to the effectiveness of your disclosure controls and procedures were at that reasonable assurances level.

In response to the Commission’s comment, the Company notes that the referenced disclosure is not intended to disclose a material weakness or deficiency in its disclosure controls and procedures or to disclose a change in internal controls over financial reporting. The Company confirms that its disclosure controls and procedures were evaluated at a reasonable assurances level and that its conclusion as to the effectiveness of its disclosure controls and procedures were at that reasonable assurances level.

      Please call the undersigned if you have any questions or if we may be of any further assistance.

Sincerely, Lance M. Hardenburg

cc: John C. Harris (w/o encls.)